FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 28, 2005

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Third Quarter Financial Results for the period ending March 31, 2005

FOR IMMEDIATE RELEASE

Contact:

Karena D’Arcy

Investor Relations Manager,

InfoVista
+33 1 64 86 85 65
kdarcy@infovista.com
Presentation materials are	- or -
also available on our	Kirsten Hendrie
website: www.infovista.com	Cubitt Consulting (London)
+44 (0)20 7367 5100
kirsten.hendrie@cubitt.com
- or -
Tom Rozycki
Cubitt (New York)
+1 212 279 3115
tom@cjpcom.com

INFOVISTA REPORTS THIRD QUARTER FINANCIAL RESULTS

Paris, France and Herndon, Virginia – April 28, 2005 – InfoVista (Euronext Paris: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced financial results for its third quarter ended March 31, 2005. Total revenues for the quarter amounted to € 8.5 million, up more than 8% over the comparable quarter last year. InfoVista also achieved positive net income in the quarter, totaling € 0.2 million, or € 0.01 per share, as compared to a loss of € 0.5 million, or € 0.03 per share, in the comparable quarter last year.

Commenting on the quarter, Gad Tobaly, Chief Executive Officer of InfoVista, said: “Thanks to close monitoring of our operations on a global basis, we have delivered another profitable quarter.  This was achieved despite an unexpected drop in sales in Asia, which caused our total revenues to be slightly short of our guidance.”

In order to address the underperformance of the Asian operations, the Company took corrective actions by hiring in mid March, a new Vice President of Asia Pacific Sales with strong software background and a successful track record in managing sales organizations. To further strengthen its indirect channel, InfoVista hired a new Director of Channels for the Americas and introduced a new global Partner Program with dedicated resources for high-end VARS and systems integrators, to enter new markets, increase revenue potential and deliver rapid time-to-value.

Looking ahead, Mr. Tobaly noted: “We are confident that recently announced developments in our industry will benefit InfoVista, validating the market and unlocking new opportunities for partnerships. Nevertheless, our guidance must remain cautious in the short term. For the fourth quarter of our fiscal year, we expect total revenues to be roughly unchanged sequentially, and to achieve net result at or near breakeven.”

Financial Highlights

•                              Total revenues in the quarter were € 8.5 million, representing an increase of 8% year-on-year. On a constant currency basis, total revenues would have risen by 11% year-on-year.

•                              License revenues in the third quarter stood at € 4.8 million, representing 56% of total revenues.

•                              InfoVista’s gross margin stood at 81.7%, compared to 81.3% in the comparable quarter last year.

•                              Net income was € 0.2 million, or € 0.01 per share, versus a net loss of € 0.5 million, or € 0.03 per share, in the comparable quarter last year.

•                              As of March 31, 2005, cash and marketable securities stood at € 32.5 million, or € 1.87 per outstanding share.

•                              As of March 31, 2005, InfoVista had a total of 17,355,206 shares outstanding.

Operational Review

Commented Mr. Tobaly:  “Though the quarter was challenging, we once again secured a number of large and competitive deals both in the Service Provider and the Enterprise segments. In the US, for example, we booked a deal in excess of one million dollars with a global service provider, and expanded our presence on the enterprise side with two large Wall Street financial institutions.”

In January, InfoVista introduced the concept of Service-Centric Performance Management and launched new offerings designed to simplify the complexity of communications convergence and assure carrier-class services across the Enterprise. The company has seen immediate success of the new IP Telephony solution. For example, InfoVista is currently providing the IT outsourcing organization of a major systems integrator with a next generation end-to-end service-centric IP Telephony management solution that ensures optimal delivery of Voice over IP services.

•                              The American, European and Asian markets contributed 51%, 45% and 4% of total revenues, respectively.

European revenues were €3.8 million in the quarter, with customers such as Cable & Wireless, Vodafone in the Service Provider segment and Caisse Nationale Assurance Maladie (‘CNAM’) in the Enterprise arena.

American revenues increased 10% from the same quarter last year to €4.3 million with repeat orders from customers such as Nextel, Bell Canada, EDS and Telmex.

 Asia-Pacific revenues were at €0.4 million, or a decrease of 45% as compared to the same quarter last year.

•                              Revenues from Service Providers such as Deutsche Telekom, Telefonica and Wind totaled € 6.7 million. Enterprise customers, with particular strength from customers in the financial and government sectors, contributed revenues of € 1.8 million.

•                              Revenues from indirect channels and in particular from partners such as ATOS, Alcatel, Accenture and Dimension Data stood at € 3.0 million, or 35% of total revenues while direct sales contributed the remaining 65%.

•                              Based on demonstrated success with joint customers, one of the largest system integrators has entered into an agreement with InfoVista to provide preferred performance management solutions for service provider and enterprise network initiatives.

SFAF Meeting

InfoVista will host a SFAF (Societe Francaise d’Analystes Financiers) meeting in Paris on 29th April at 9.00am for investors and analysts.  If you are interested in attending, please contact Cubitt Consulting (London) at +44 (0)20 7367 5100.

About InfoVista

InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage.  Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets.  Representative customers include Allstream, Banques Populaires, Banque de France, Broadwing Communications, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, US Cellular and Verio Inc. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

RECONCILIATION BETWEEN NET INCOME (LOSS) AND EBITDA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the three months ended March 31,		For the nine months ended March 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€13,465	€11,512	€4,787	€5,019
Service revenues	11,305	9,130	3,736	2,867
Total revenues	24,770	20,642	8,523	7,886

Cost of revenues
Cost of licenses	567	529	199	83
Cost of services	4,214	4,329	1,357	1,395
Total cost of revenues	4,781	4,858	1,556	1,478

Gross profit	19,989	15,784	6,967	6,408

Operating expenses
Sales and marketing expenses	11,163	10,763	3,798	4,083
Research and development expenses	4,917	4,492	1,648	1,596
General and administrative expenses	4,124	3,196	1,403	1,059

Restructuring costs	-	2,496	—	—
Amortization of intangible assets	158	285	—	95
Total operating expenses	20,362	21,231	6,849	6,833

Operating (loss) income	(373)	(5,448)	118	(425)

Other income (expense):
Interest income	360	499	119	148
Net foreign currency transaction losses	(263)	(164)	(1)	(32)
Impairment of fixed assets	(4)	(571)	—	(77)

(Loss) Income before income taxes	(280)	(5,684)	236	(386)

Income tax benefit (expense)	(10)	(127)	(20)	(89)
Net (loss) income	€(290)	€(5,811)	€216	€(475)
EBITDA	€800	€(4,711)	€549	€16
Adjusted net (loss) income	€135	€(2,295)	€217	€(271)

Basic net (loss) income per share	€(0.02)	€(0.32)	€0.01	€(0.03)
Diluted net (loss) income per share	€(0.02)	€(0.32)	€0.01	€(0.03)

Adjusted basic net (loss) income per share	€0.01	€(0.13)	€0.01	€(0.02)
Adjusted diluted net (loss) income per share	€0.01	€(0.13)	€0.01	€(0.02)

Basic weighted average shares outstanding	17,238,557	18,009,764	17,305,845	17,932,136
Diluted weighted average shares outstanding	17,238,557	18,009,764	21,221,195	17,932,136

INFOVISTA

RECONCILIATION BETWEEN NET INCOME (LOSS) AND EBITDA

(In thousands, except for share and per share data)

The Company provides EBITDA data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. EBITDA as well as US GAAP net income are presented in the consolidated statements of operations that accompany this press release. EBITDA is calculated as net income (loss) less depreciation and amortization, interest expense and income tax expense.

	For the nine months ended March 31,		For the three months ended March 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income	€(290)	€(5,811)	€216	€(475)

EBITDA is exclusive of the following items :	10	127	20	89
Income tax (benefit) expense
Depreciation and amortization	1,080	967	313	396
Interest expense	—	6	—	6

EBITDA	€800	€(4,711)	€549	€16

RECONCILIATION BETWEEN NET INCOME (LOSS)

AND ADJUSTED NET INCOME (LOSS)

(In thousands, except for share and per share data)

The Company provides adjusted net income (loss) and adjusted net income (loss) per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of s that accom an this s release.

	For the nine months ended March 31,		For the three months ended March 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income	€(290)	€(5,811)	€216	€(475)

As adjusted net income (loss) is exclusive of the followingcharges:
Restructuring costs	—	2,496	—	—
Amortization of intangible assets	158	285	—	95
Net foreign currency transaction losses	263	164	1	32
Impairment of fixed assets	4	571	—	77

Adjusted net (loss) income	€135	€(2,295)	€217	€(271)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	March 31, 2005	June 30, 2004
	(unaudited)
ASSETS
Cash and cash equivalents	€26,546	€26,772
Marketable securities	5,937	5,904
Trade receivables, net of allowance of € 123 and € 387, respectively	8,986	8,367
Prepaid expenses and other current assets	1,355	2,399
Total current assets	42,824	43,442

Fixed assets, net	2,219	2,449
Licensed technologyand advances, net	803	850
Investment in affiliate	1,027	1,027
Deposits and other assets	915	1,085
Total non current assets	4,964	5,411

Total assets	€47,788	€48,853

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,295	€2,614
Accrued salaries and commissions	1,678	1,680
Accrued social securityand other payroll taxes	959	818
Deferred revenue	5,620	5,453
Accrued VAT	537	1,384
Other current liabilities	311	537
Total current liabilities	11,400	12,486

Other longterm liabilities	73	113
Total non-current liabilities	73	113

Stockholders’ equity
Common stock (18,495,046 and 18,950,920 shares authorized and issued, and 17,355,206 and 17,115,466 shares outstanding)	9,987	10,233
Capital in excess of par value of stock	84,786	84,982
Accumulated deficit	(52,603)	(52,313)
Unrealized losses on available for sale securities	(63)	(96)
Cumulative translation adjustment	(1,429)	(1,236)
Less common stock in treasury, at cost	(4,363)	(5,316)
Total stockholders’ equity	36,315	36,254

Total liabilities and stockholders’ equity	€47,788	€48,853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: April 28, 2005	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer